

October 22, 2014

Via E-mail
Mark W. DeYoung
President and Chief Executive Officer
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

> **Re:** **Alliant Techsystems Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 6, 2014**
> **File No. 333-198460**

Dear Mr. DeYoung:

We have reviewed your responses to the comments in our letter dated September 24, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Board of Directors and Management of the Combined Company, page 109

1. Please confirm you will file consents for the board of directors designees. Please refer to Rule 438 under the Securities Act of 1933.

Signatures

2. Please have the principal executive officer, the principal financial officer, the controller or principal accounting officer and at least a majority of the board of directors sign the second part of the signature page in their capacities as such.

Exhibits

Exhibits 99.3, 99.4 and 99.5

3. Please mark the proxy cards as "Preliminary Copies," in accordance with Rule 14a-6(e)(1).

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Damien R. Zoubeck, Esq.
        Cravath, Swaine & Moore LLP